Exhibit 99.3

SEAWELL LIMITED

Common Share Sale Program

Dear Shareholder:

We are pleased to inform you of a program made available by Seawell Limited, the issuer of your securities, to you as a holder of Seawell common shares in book-entry form. If you wish to sell all or a portion of your book-entry shares, you may sell your shares by visiting BNY Mellon Shareowner Services’ web site at www.bnymellon.com/shareowner and then clicking Investor ServiceDirect®, or simply by calling toll-free at (866) 394-9175. Requesting a sale through this program constitutes immediate enrollment in the program.

The program enables you to enroll in a plan and immediately sell your Seawell common shares through the Oslo Stock Exchange. The program is administered by The Bank of New York Mellon. All sales will be processed by the administrator through a registered broker/dealer that is an affiliate of the administrator. All sales under the program are subject to a transaction fee equal to $25 per transaction plus $0.10 per share. The transaction fee will be deducted from the proceeds of your sale.

The administrator will combine the shares you want to sell through the program with other shares that are also being sold by other program participants. Shares are then periodically submitted in bulk to the broker/dealer for sale. Shares will be sold promptly after the administrator receives your instructions, usually within one business day, but in no event more than five business days (except where deferral is necessary under State or Federal regulations).

The price per share for any Seawell common shares sold through the program will equal the market price that the broker/dealer receives for your shares (or the weighted average of the market prices of each sale if more than one broker trade is necessary to sell all of the combined shares). On the settlement date, which is three business days after your shares have been sold, the administrator will mail your proceeds by check to your address of record.

All sale requests are final, and once received cannot be cancelled. All sales are subject to market conditions and other factors. Under the program, directions to sell shares on a specific day or at a specific price cannot be accepted. The actual sale date or price received for any shares sold through the program cannot be guaranteed.

Participants must perform their own research and must make their own investment decisions. Neither the plan administrator nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the program.

Protecting Your Privacy

Our Pledge to You

THE BANK OF NEW YORK MELLON IS COMMITTED TO YOUR PRIVACY. The privacy policies described in this notice apply to individuals who participate in this program for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of our information sharing practices, and may be amended at any time. We’ll keep you informed of changes as required by law.

YOUR ACCOUNT IS MAINTAINED IN A SECURE ENVIRONMENT. We maintain physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. Our agents and service providers have limited access to customer information based on their role in servicing your account.

WE COLLECT INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. We collect a variety of nonpublic personal information, which may include information about you from the plan enrollment form and information about your transactions with us.

WE DO NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.